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                             June 14, 2023

       Guohua Huang
       Chief Executive Officer
       EPWK Holdings Ltd.
       Building #2, District A, No. 359 Chengyi Rd.
       The third phase of Xiamen Software Park
       Xiamen City, Fujian Province
       The People   s Republic of China, 361021

                                                        Re: EPWK Holdings Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 16, 2023
                                                            File No. 333-269657

       Dear Guohua Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 Filed May 16, 2023

       Prospectus Summary, page 1

   1. Please revise the Our Business section of the Prospectus Summary and in the introductory paragraphs to the
Management's Discussion & Analysis (page 77) and Business Overview
                                                        (page 105), to include
your gross revenue and net losses for at least the years ended June
                                                        30, 2022 and 2021 and
for the six months ended December 31, 2022 and 2021 so that
                                                        investors can more
easily understand your financial position.
 Guohua Huang
FirstName  LastNameGuohua Huang
EPWK Holdings   Ltd.
Comapany
June       NameEPWK Holdings Ltd.
     14, 2023
June 14,
Page 2 2023 Page 2
FirstName LastName
Trusted Platform for Buyers and Sellers, page 3

2. We note your amended disclosure in response to comment 6. With respect to your description of Exhibit 10.11, please include a description of the Wukong Service and include the related fees/pricing. With respect to Exhibit 10.12, please include a description of the payment terms and methods set forth in Article 5.
Risk Factors, page 28

3. We note your disclosure that your revenues and costs increased due to high-quality technical services since the year ended 2021. We also note that your cost of revenues increased by 49% primarily due to the cost of such high-quality technical service. Please add a risk factor that discusses any material risks associated with such costs.
Capitalization, page 70

4. It appears the changes in the number of shares mentioned in footnote "*" does not correlate with the number of shares disclosed in the line description for each respective class of ordinary shares. Please revise as appropriate or advise. Also, it appears the new shares issued were solely at par value. If true, please state this in the footnote. Also, the line description for each respective class of common stock refers to "pro forma basis as adjusted," but this column description does not exist. Please revise as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Net Revenues, page 81

5. On page 82, you state the majority of your revenue is derived from online promotion revenue. However, this statement does not appear to be true for the latest interim period presented. Please revise as appropriate.
Results of Operations
Research and development expenses, page 84

6. Please clarify for us the nature of "Entrusted development cost." Six-month ended December 31, 2022 Compared to six-month ended December 31, 2021 Operating expenses, page 91

7. Please discuss more fully the reasons for the decreases in G&A expense and research and development expense, particularly in entrusted development cost. Guohua Huang
FirstName  LastNameGuohua Huang
EPWK Holdings   Ltd.
Comapany
June       NameEPWK Holdings Ltd.
     14, 2023
June 14,
Page 3 2023 Page 3
FirstName LastName
Related Party Transactions, page 141

8. We refer to comment 44 in our letter dated September 9, 2022 and we reissue it. Please revise this disclosure to reflect information that is up to the date of the prospectus. Refer to Item 4.a. of Form F-1 and Item 7.B. of Form 20-F.
Notes to Financial Statements
Note 14. Equity, page F-27

9. You state as of December 31, 2022 and June 30, 2022 the ordinary shares of the Company consist of only Class A shares. However, from the balance sheet and statement of changes in shareholders' equity at December 31, 2022 it appears ordinary shares consist of both
         Class A and B. Please revise as appropriate.
Notes to Financial Statements
Summary of Significant Accounting Policies
(y) Recent accounting pronouncements, page F-55

10. You state on pages F-56 and F-22 you are in the process of evaluating the effect of the adoption of ASU 2016-02. However, on both pages you also state you adopted this ASU on January 1, 2022. Also, it appears from the line for "Right-of-use assets" on the balance sheets presented and disclosures in Note 15 of both the interim and annual periods' notes to financial statements you have adopted the ASU. Please revise to state the effect of the adoption or advise.
Exhibit Index, page II-4

11. We note your revised fee table in response to comment 8. As requested, please supplementally confirm that the shares constituting the over-allotment option have been included.
Exhibit 5.1

12. We note your revisions in response to comment 11 that the warrants will be validly issued, fully paid and non-assessable. While such language is appropriate for the opinion with respect to the shares underlying the warrants, with respect to warrants counsel must opine that they are binding obligations of the issuer; please revise. Further, the opinion regarding the warrants must be rendered under the law of the jurisdiction governing the warrants which, in this case, is New York, however Exhibit 5.1 is limited to the laws of the Cayman Islands; please revise. Refer to Staff Legal Bulletin No. 19 for additional information.
 Guohua Huang
FirstName  LastNameGuohua Huang
EPWK Holdings   Ltd.
Comapany
June       NameEPWK Holdings Ltd.
     14, 2023
June 14,
Page 4 2023 Page 4
FirstName LastName
       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Fang Liu, Esq.